UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of April, 2009
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.
The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statement on Form S-8 (Registration No. 333-13772 and Registration No. 333-139949).

SIGNATURE
EXHIBITS INDEX
EX-99.1 Press Release of Satyam dated April 24, 2009 regarding the receipt of the FCO Letter, the BSE Letter and the NSE Letter.
EX-99.2 English translation of the FCO Letter dated April 22, 2009.
EX-99.3 BSE Letter dated April 22, 2009.
EX-99.4 NSE Letter dated April 22, 2009.

Other Events
Satyam Computer Services Limited (“Satyam”) announced today that the Seventh Division of the Federal Cartel Office of Germany has issued a letter dated April 22, 2009 (the “FCO Letter”) permitting the completion of the acquisition of a controlling stake in Satyam by Venturbay Consultants Private Limited (“Venturbay”), a subsidiary controlled by Tech Mahindra Limited. Satyam has also received ‘in-principle’ approvals from the Bombay Stock Exchange Limited dated April 22, 2009 and the National Stock Exchange of India Limited dated April 22, 2009 for the issuance of 302,764,327 equity shares of Satyam to Venturbay on a preferential basis.
A copy of the press release is attached hereto as exhibit 99.1 and is incorporated herein by reference. A copy of the English translation of the FCO Letter is attached hereto as exhibit 99.2 and is incorporated herein by reference. A copy of the ‘in-principle’ approval from the Bombay Stock Exchange Limited (the “BSE Letter”) is attached hereto as exhibit 99.3 and is incorporated herein by reference. A copy of the ‘in-principle’ approval from the National Stock Exchange of India Limited (the “NSE Letter”) is attached hereto as exhibit 99.4 and is incorporated herein by reference.
Exhibits:
99.1	Press Release of Satyam dated April 24, 2009 regarding the receipt of the FCO Letter, the BSE Letter and the NSE Letter.

99.2	English translation of the FCO Letter dated April 22, 2009.

99.3	BSE Letter dated April 22, 2009.

99.4	NSE Letter dated April 22, 2009.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Name : G. Jayaraman
Title : Company Secretary

Date: April 24, 2009

EXHIBITS INDEX
99.1	Press Release of Satyam dated April 24, 2009 regarding the receipt of the FCO Letter, the BSE Letter and the NSE Letter.

99.2	English translation of the FCO Letter dated April 22, 2009.

99.3	BSE Letter dated April 22, 2009.

99.4	NSE Letter dated April 22, 2009.